# YUMMY FUTURE INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDING
DECEMBER 31, 2020, AND DECEMBER 31, 2019

*WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT*
*DATE ISSUED: 13 October 2021*

# YUMMY FUTURE INC.

## Reviewed Financial Statements

## FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT



**Lama Najib**
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

**PROCYON FINANCIAL LLC**

**24A Trolley Square #2289**

**Wilmington, DE 19806**

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of YUMMY FUTURE INC.,

408 Krebs Dr,

Champaign, IL 61822

I have reviewed the accompanying financial statements of YUMMY FUTURE INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.



10/13/2021

# YUMMY FUTURE INC.

## BALANCE SHEET
## AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

|  |  | As of December 31, 2020 | As of December 31, 2019 |
|---|---|---|---|
| **Assets** |  |  |  |
| Current assets: |  |  |  |
| Cash and cash equivalents | $ | 22,283 | 72,498 |
| Total current assets |  | 22,283 | 72,498 |
|  |  |  |  |
| Fixed assets: |  |  |  |
| Equipment & Furniture |  | 25,558 | 25,558 |
| Less accumulated depreciation |  | (6,699) | (1,587) |
| Total fixed assets |  | 18,859 | 23,971 |
|  |  |  |  |
| Non-current assets: |  |  |  |
| Security deposits |  | 1,019 | 1,019 |
| Total non-current assets |  | 1,019 | 1,019 |
|  |  |  |  |
| **Total Assets** | $ | **42,161** | **97,488** |
|  |  |  |  |
| **Liabilities & Stockholders' Equity (deficit)** |  |  |  |
| Current liabilities: |  |  |  |
| Credit Cards & Other payables | $ | 4,069 | 5,943 |
| Total current liabilities |  | 4,069 | 5,943 |
|  |  |  |  |
| Non-current Liabilities: |  |  |  |
| Due to shareholders |  | 17,026 | 16,815 |
| SAFE Convertible notes |  | 150,000 | 150,000 |
| Total non-current liabilities |  | 167,026 | 166,815 |
|  |  |  |  |
| Total Liabilities: |  | **171,095** | **172,758** |
|  |  |  |  |
| Stockholders' equity (deficit): |  |  |  |
| Common stock, authorized 5,000 shares, 5,000 shares issued and outstanding, $ 0.10 par value |  | 500 | 500 |
| Additional Paid-in Capital |  | 500 | 500 |
| Accumulated Profits (losses) |  | (76,270) | - |
| Net income (loss) |  | (53,664) | (76,270) |
| Total stockholders' equity (deficit): |  | (128,934) | (75,270) |
|  |  |  |  |
| **Total Liabilities & Stockholders' Equity (deficit)** | $ | **42,161** | **97,488** |

The accompanying notes are an integral part of these financial statements.

# YUMMY FUTURE INC.

## STATEMENT OF INCOME
## FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

|  | 2020 | 2019 |
|---|---|---|
| **Revenue:** | | |
| Sales revenue | $ - | 10,275 |
| Total revenues | - | **10,275** |
| | | |
| Cost of Sales: | - | **9,386** |
| **Gross Profit** | - | **889** |
| **Expenses:** | | |
| Salaries, benefits & Payroll taxes | - | 3,565 |
| Business licenses & permits | 6,591 | 579 |
| Training & Education | - | 2,642 |
| IT software & consumables | 539 | 760 |
| Insurance | 713 | 619 |
| Legal & Professional Services | 3,735 | 840 |
| Advertising & Marketing | - | 980 |
| Travel & Transportation | 218 | 11,867 |
| Meals & Entertainment | 754 | 4,708 |
| Taxes | - | 74 |
| Rent | 9,326 | 14,917 |
| Supplies | 2,877 | 21,130 |
| Bank Charges & Fees | 45 | 1,148 |
| Repairs & Maintenance | 4,528 | 4,952 |
| Contractors | 757 | 2,257 |
| Research & Development | 16,059 | - |
| Utilities | 1,398 | 769 |
| Postage, Freight & Courier | 452 | 2,270 |
| Miscellaneous expenses | 560 | 1,795 |
| Depreciation | 5,112 | 1,587 |
| Total Expenses | 53,664 | 77,459 |
| | | |
| **Income from operations (loss)** | **(53,664)** | **(76,570)** |
| | | |
| **Other Income (Expenses):** | | |
| Other Income | - | 300 |
| Total Other Income (expenses) | - | 300 |
| | | |
| Net income (loss) for the year | **(53,664)** | **(76,270)** |

The accompanying notes are an integral part of these financial statements.

# YUMMY FUTURE INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

| | Common Stock | Amount | Retained Earnings (accumulated deficit) | Additional Paid-in Capital | Total |
|---|---|---|---|---|---|
| **Beginning Balance, December 31, 2018** | - | - | - | - | - |
| Issuance of Common Stock | 5,000 | 500 | - | 500 | **1,000** |
| Net income (loss) | - | - | (76,270) | - | **(76,270)** |
| **Ending Balance, December 31, 2019** | **5,000** | **500** | **(76,270)** | **500** | **(75,270)** |
| Issuance of Common Stock | - | - | - | - | - |
| Net income (loss) | - | - | (53,664) | - | **(53,664)** |
| **Ending Balance, December 31, 2020** | **5,000** | **500** | **(129,934)** | **500** | **(128,934)** |

The accompanying notes are an integral part of these financial statements.

# YUMMY FUTURE INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

| | | As of December 31, 2020 | As of December 31, 2019 |
|---|---|---|---|
| **Cash flow From Operating Activities:** | | | |
| Net Income (loss) | $ | (53,664) | (76,270) |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | | |
| Depreciation | | 5,112 | 1,587 |
| | | | |
| Changes in: | | | |
| Security deposits | | - | (1,019) |
| Credit Cards & Other payables | | (1,874) | 5,943 |
| Net cash provided (used) by operating activities | | **(50,426)** | **(69,759)** |
| | | | |
| **Cash flow From Investing Activities:** | | | |
| Purchase of Furniture & Equipment | | - | (25,558) |
| Net cash provided (used) by investing activities | | **-** | **(25,558)** |
| | | | |
| **Cash flow from Financing Activities** | | | |
| Due to shareholders | | 211 | 16,815 |
| Proceeds from issuance of Common stock | | - | 1,000 |
| SAFE Convertible notes | | - | 150,000 |
| Net cash provided (used) by financing activities | | **211** | **167,815** |
| | | | |
| Increase (decrease) in Cash | | (50,215) | 72,498 |
| Cash, beginning of year | | 72,498 | - |
| **Cash, end of year** | $ | **22,283** | **72,498** |

The accompanying notes are an integral part of these financial statements.

# YUMMY FUTURE INC.

## NOTES TO FINANCIAL STATEMENTS

## FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

**About the Company & its Nature of operations**

YUMMY FUTURE INC. ('the Company'), was incorporated in Delaware on September 6, 2018. The Company operates in the robotics industry and provides AI powered robotic solutions for food and beverage retailing.

**Going Concern**

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception with only minimal revenues in 2019. Additionally, the Company had a stockholders' deficit of $128,934 and $75,270 as of December 31, 2020, and December 31, 2019.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above.

**Fiscal year**

The Company operates on a December 31st year-end.

**Summary of significant accounting policies:**

**Basis of accounting**

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

**Risks and Uncertainties**

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

**Use of estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Cash and cash equivalents**

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

**Revenue Recognition**

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

**Expense Recognition**

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors and other parties as a payable.

**Income taxes**

Income taxes are recorded in accordance with Accounting Standards Codification Topic 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

**SAFE (Single Agreement for Future Equity) Convertible notes**

During 2019, the Company issued a Simple Agreement for Future Equity ("SAFE") note in exchange for $150,000 in investments. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is equal to the Company capitalization multiplied by 7% (YC percentage).

If there is a Liquidity Event before the termination of the SAFE note, it will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Liquidity Capitalization multiplied by the YC Percentage (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under certain liquidity priority rules.

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to certain liquidity priority rules) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE notes had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020.

**Equity**

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is five thousand (5,000) shares at a par value of $0.10 per share.

**Due to Shareholders**

Officers of the Company advanced funds to the Company in the normal course of business. As of December 31, 2020, and 2019, the amounts due to the officers under the arrangement totaled $17,026 and $16,815, respectively. These advances bear no interest, are unsecured and are payable on January 1, 2030.

**Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

**Subsequent events**

The Company evaluated subsequent events through May 22, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.